     As filed with the Securities and Exchange Commission on July 24, 2000
                                                      Registration No. 333-36716

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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                AMENDMENT NO. 2
                                      To
                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                           Suprema Specialties, Inc.
            (Exact name of Registrant as specified in its charter)


             New York                                    11-266-2625
   ------------------------------                     ---------------------
  (State or other jurisdiction of                     (I.R.S. employer
   incorporation or organization)                    identification number)

                              510 East 35th Street
                           Paterson, New Jersey 07543
                                 (973) 684-2900
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            Mark Cocchiola, President
                            Suprema Specialties, Inc.
                              510 East 35th Street
                           Paterson, New Jersey 07543
                                 (973) 684-2900
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                              ---------------------
                                   Copies to:

     Robert J. Mittman, Esquire                James R. Tanenbaum, Esquire
        Ethan Seer, Esquire                   Jeffrey S. Lowenthal, Esquire
  Blank Rome Tenzer Greenblatt LLP             Stroock & Stroock & Lavan LLP
         405 Lexington Avenue                        180 Maiden Lane
     New York, New York 10174                New York, New York 10038-4982
      Telephone: (212) 885-5000                 Telephone: (212) 806-5400
     Telecopier: (212) 885-5001                Telecopier: (212) 806-6006
                             ---------------------
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box./ /
     If the registrant elects to deliver its latest annual report to security-holders, or a complete and legible facsimile thereof, pursuant to item 11(a)(1) of this Form, check the following box./ /
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering./ /
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering./ /
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering./ /
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box./ /
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

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

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution.

     The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered are as follows:


SEC filing fee ..................................................  $ 3,603.00
NASD filing fee .................................................    1,865.00
NASDAQ listing fee ..............................................   15,250.00
Printing* .......................................................   75,000.00
Accounting fees and expenses* ...................................   60,000.00
Legal fees and expenses* ........................................  150,000.00
Transfer Agent fees*.............................................    3,500.00
Miscellaneous expenses* .........................................   40,782.00
                                                                  -----------
  Total ......................................................... $350,000.00
                                                                  ===========



------------
* Estimated


Item 15. Indemnification of Directors and Officers.

     Section 722 of the New York Business Corporation Law which governs the indemnification of directors, officers, employees and agents of a corporation is hereby incorporated herein by reference. Section 402 of the New York Business Corporation Law which provides that a corporation's certificate of incorporation may provide that a director or officer shall have limited liability to the corporation or to its shareholders, with certain exceptions, is hereby incorporated herein by reference. Reference is made to Articles 7 and 8 of Suprema's Certificate of Incorporation, as amended, which provides for indemnification and limitations on liability in the manner and to the fullest extent permitted by New York law. The general effect of these provisions may make it more difficult for shareholders to obtain monetary damages in connection with suits that seek redress for actions taken by directors.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Suprema pursuant to the foregoing provisions, Suprema has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


     Reference is also made to Section 8 of the Underwriting Agreement filed as
Exhibit 1.1 to this registration statement.



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

Item 16. Exhibits and Financial Statement Schedules



 1.1       Form of Underwriting Agreement
 4.1       Rights Agreement, dated as of March 6, 1996, between the Company and Continental Stock Transfer
           & Trust Company.****
 4.2       Form of Underwriter's Warrant Agreement, including Form of Warrant Certificate.
 5.1       Opinion of Blank Rome Tenzer Greenblatt LLP
10.1       Stock Option Plan*
10.2       Employment by and between the Company and Mark Cocchiola.*
10.3       Employment by and between the Company and Paul Lauriero.*
10.4       Revolving Loan, Guaranty and Security Agreement by and among the Company, Suprema Specialties
           West, Inc. and National Westminster Bank NJ dated as of February 15, 1994, as amended.*****
10.5       Lease between Cape Vincent Milk Producers Cooperative, Inc., Marble City.Bulk Milk Producers
           Cooperative, Inc., Northern New York Bulk Milk Producers Cooperative, Inc., Seaway Bulk Milk
           Producers Cooperative Inc., and the Company, dated May 21, 1996.***
10.6       Master Equipment Lease Agreement No. 32399 between Fleet Capital Corporation and Suprema
           Specialties, Inc. dated May 29, 1997.***
10.7       Securities Purchase Agreement, dated as of March 9, 1998, between the Company and Alliance
           Capital Management, L.P. (without exhibits).***
10.8       Note Agreement, dated as of March 9, 1998, between the Company and Albion Alliance Mezzanine
           Fund, L.P. and The Equitable Life Assurance Society of the United States.***
10.9       Warrant Agreement, dated as of March 9, 1998, between the Company and Albion Alliance
           Mezzanine Fund, L.P. and the Equitable Life Assurance Society of the United States.***
10.10      Second Amended and Restated Revolving Loan, Guaranty and Security Agreement among the
           Company, Fleet Bank, N.A. (as successor to Natwest Bank N.A. and National Westminster Bank, NJ),
           Sovereign Bank, Suprema Specialties West, Inc. and Suprema Northeast, Inc., dated as of December
           16, 1998.**
10.11      Mortgage and Security Agreement by the Company to Fleet Bank, N.A., dated December 16, 1998.**
10.12      Third Modification Agreement between the Company and Fleet Bank, N.A. (formerly known as
           Natwest Bank N.A.), dated December 16, 1998.**
10.13      First Amendment to the Second Amended and Restated Revolving Loan, Guaranty and Security
           Agreement between the Company, Fleet bank, N.A., Sovereign Bank, Suprema Specialties West, Inc.
           and Suprema Specialties Northeast, Inc., dated May 28, 1999.**
10.14      Second Amendment to the Second Amended and Restated Revolving Loan, Guaranty and Security
           Agreement between the Company, Fleet Bank, N.A., Sovereign Bank, Suprema Specialties West, Inc.
           and Suprema Specialties Northeast, Inc., dated June 30, 1999.**
10.15      Third Amendment to the Second Amended and Restated Revolving Loan, Guaranty and Security
           Agreement between the Company, Fleet Bank, N.A., Sovereign Bank, Suprema Specialties West, Inc.
           and Suprema Specialties Northeast, Inc., dated July 22, 1999.**
10.16      Third Amended and Restated Revolving Loan, Guaranty and Security Agreement among the
           Company, Fleet Bank, N.A. (as successor to Natwest Bank N.A. and National Westminster Bank NJ),
           Sovereign Bank, Mellon Bank, N.A., Suprema Specialties West, Inc, and Suprema Specialties
           Northeast, Inc., dated as of September 23, 1999.+++
10.17      Amendment No. 1 and Assignment Agreement dated as of March 10, 2000 to Third Amended and
           Restated Revolving Loan, Guaranty and Security Agreement among Fleet Bank, National Association,
           Sovereign Bank, Mellon Bank, N.A., European American Bank, PNC Bank, National Association,
           National City Bank, Suprema Specialties, Inc., Suprema Specialties West, Inc. and Suprema
           Specialties Northeast, Inc.++++
10.18      1998 Stock Option Plan.+
10.19      1999 Stock Incentive Plan.++
10.20      Pledge Agreement between the Company and Fleet Bank, N.A., dated May 31, 2000.
23.1       Consent of Blank Rome Tenzer Greenblatt LLP (included in Exhibit 5.1)
23.2       Consent of BDO Seidman LLP.
24.1       Power of Attorney

       * Incorporated by reference to the exhibit filed with the registrant's registration statement on Form S-18, SEC File No. 33-39076-NY

      ** Incorporated by reference to the exhibit filed with the registrant's
         Annual Report on Form 10-K for the year ended June 30, 1999.

     *** Incorporated by reference to the exhibit filed with the registrant's
         Annual Report on Form 10-K, as amended, for the year ended June 30, 1998.

    **** Incorporated by reference to the exhibit filed with the registrant's registration Report on Form 8-K dated March 18, 1996.

   ***** Incorporated by reference to the exhibit filed with the registrant's
         Quarterly Report on Form 10-Q for the quarter ended December 31, 1995.

       + Incorporated by reference to Exhibit A to the registrant's
         Definitive Proxy Statement on Schedule 14A, date December 30, 1998.

      ++ Incorporated by reference to Exhibit A to the registrant's
         Definitive Proxy Statement on Schedule 14A, date October 22, 1999.

     +++ Incorporated by reference to the exhibit filed with the registrant's
         Quarterly Report on Form 10-Q for the quarter ended September 30,
         1999.

    ++++ Incorporated by reference to the exhibit filed with the registrant's
         Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.


Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment of the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceedings) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 2 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Paterson, State of New Jersey on July 24, 2000.

                                                  SUPREMA SPECIALTIES, INC.



                                                  By: /s/ Mark Cocchiola
                                                    --------------------------
                                                    Mark Cocchiola, President


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.








                Name                                          Title                               Date
                ----                                          -----                               ----
/s/ Mark Cocchiola                     Chairman of the Board, President, Chief Executive     July 24, 2000
-----------------------                Officer and Director (Principal Executive Officer)
    Mark Cocchiola

/s/ Paul Lauriero                      Executive Vice President and Director                 July 24, 2000
-----------------------
    Paul Lauriero

/s/ Steven Venechanos                  Chief Financial Officer, and Secretary                July 24, 2000
-----------------------                (Principal Financial and Accounting Officer)
    Steven Venechanos

/s/ Marco Cocchiola                    Director                                              July 24, 2000
-----------------------
    Marco Cocchiola

/s/ *                                  Director                                              July 24, 2000
-----------------------
    Rudolph Acosta

/s/ *                                  Director                                              July 24, 2000
-----------------------
    Paul DeSocio

/s/ *                                  Director                                              July 24, 2000
-----------------------
    William Gascoigne

*By: /s/ Mark Cocchiola
     ------------------
         Mark Cocchiola
         Attorney-In-Fact


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